[redacted]

SECURIT[barcode]SION

11021418

SEC Mail Processing Section
RECEIVED
MAR 09 2011
Wash., D.C.
211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Center Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Century Blvd. Suite # 301
(No. and Street)

Nashville (City) TN (State) 37214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack R. Thacker 276-669-7775
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack R. Thacker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Center Street Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

BARBARA J. HANSEN
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY

Signature

President
Title

Barbara J. Hansen
Notary Public 11-4-13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

To the Board of Directors
Center Street Securities, Inc.
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Center Street Securities, Inc. (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Center Street Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
February 24, 2011

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

CENTER STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$ 86,173
Deposits with clearing brokers	5,000
Receivable from brokers and dealers	6,701
Commissions receivable	73,472
Receivables from representatives	31,268
Prepaid expenses and other assets	53,438
TOTAL ASSETS	$ 256,052

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 39,576
Accrued expenses	93,596
Advances from representatives	21,545
TOTAL LIABILITIES	154,717
STOCKHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding	8,000
Additional paid-in capital	495,929
Accumulated deficit	(402,594)
TOTAL STOCKHOLDER'S EQUITY	101,335
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 256,052

The accompanying notes are an integral part of the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commissions	$ 1,296,919
Service fees	93,026
TOTAL REVENUES	1,389,945
EXPENSES	
Salaries, benefits and commissions	1,250,212
Brokerage, exchange and clearance fees	110,486
Professional fees	56,233
Occupancy	114,226
Bad debts	8,340
Other expense	45,076
TOTAL EXPENSES	1,584,573
NET LOSS	$ (194,628)

The accompanying notes are an integral part of the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE - BEGINNING OF YEAR (as restated - Note 7)	500	$ 8,000	$ 280,929	$ (207,966)	$ 80,963
Additional paid-in capital by stockholder	-	-	215,000	-	215,000
Net loss	-	-	-	(194,628)	(194,628)
BALANCE - END OF YEAR	500	$ 8,000	$ 495,929	$ (402,594)	$ 101,335

The accompanying notes are an integral part of the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES	
Net loss	$ (194,628)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Deposits with clearing brokers	15,000
Receivable from brokers and dealers	(6,354)
Commissions receivable	(22,330)
Receivables from representatives	(20,014)
Prepaid expenses and other assets	(27,286)
Increase (decrease) in operating liabilities:	
Accounts payable	24,672
Accrued expenses	11,674
Advances from representatives	21,545
TOTAL ADJUSTMENTS	(3,093)
NET CASH USED IN OPERATING ACTIVITIES	(197,721)
FINANCING ACTIVITIES	
Capital contribution by stockholder	215,000
INCREASE IN CASH	17,279
CASH - BEGINNING OF YEAR, as restated - Note 7	68,894
CASH - END OF YEAR	$ 86,173

The accompanying notes are an integral part of the financial statements.

CENTER STREET SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2010

Subordinated borrowings - Beginning of year	$ -
Issuance of subordinated note	-
Payment of subordinated note	-
Subordinated borrowings - End of year	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Center Street Securities, Inc. (the "Company") began operations on June 1, 1990 as Elliott Financial Services, Inc. ("Elliott"). Elliott officially changed its name on April 15, 2008 to Center Street Securities, Inc. On April 7, 2009, the sole shareholder/Company president sold his entire interest in the Company to Producers Equity Group, Inc. ("PEG").

The Company is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company has a contractual agreement with one clearing broker. The clearing broker carries the accounts of the Company's customers on its books. The Company receives commissions for sales of various mutual funds, stocks, bonds, 529 plans, variable life and annuities, and real estate investment trusts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash

The Company considers all highly liquid instruments purchased with original maturities of three months or less, redeemable without penalty for early withdrawal, to be cash equivalents. There were no cash equivalents as of December 31, 2010.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and market development costs

Advertising and market development costs are expensed as incurred. Advertising expense for the year ended December 31, 2010 amounted to $1,608.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deposits with clearing broker

On August 13, 2009, the Company executed a secondary correspondent agreement with World Equity Group ("WEG"). WEG conducts business on a fully disclosed basis via a correspondent clearing agreement with Pershing, LLC. The Company has agreed to maintain a deposit account with Pershing, LLC in the amount of $5,000 in accordance with the clearing agreement.

Commission income

Commission income and related brokerage, exchange and clearance fees are recorded on a trade-date basis as securities transactions occur.

Taxes

The Company is classified as a C corporation under the Internal Revenue Code. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. Such differences are expected to result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2010 and February 24, 2011, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company's U.S. federal income tax returns for years prior to 2007 are closed. U.S. state jurisdictions have statutes of limitation that generally range from three to five years; therefore, certain of the Company's 2005 - 2009 state tax returns remain subject to examination.

The deferred tax asset and valuation allowance are as follows as of December 31, 2010:

Net deferred tax asset - long-term	$ 163,631
Deferred tax valuation allowance	(163,631)
Net deferred tax asset/liability	$ -

Deferred taxes result primarily from net operating loss carryforwards and the expensing of prepaid expenses for tax purposes.

At December 31, 2010, the Company had net operating loss carryforwards totaling approximately $481,000 for federal income tax purposes, and $481,000 for state excise tax purposes. Federal and state tax loss carryforwards expire beginning in 2029 and 2024, respectively.

NOTE 4 - RELATED PARTY TRANSACTIONS

Accounts payable to the Company's President for commissions totaled $4,998 at December 31, 2010. Total salaries and commissions included in operating expenses that were paid to the Company's President amounted to approximately $191,500 in 2010.

The Company rents office space on a month-to-month basis from Thacker Properties, LLC, which is owned by the President of the Company. Rent expense under this arrangement amounted to approximately $12,000 for the year.

The Company also rents office space and equipment on a month-to-month basis from PEG. Rent expense under this arrangement amounted to approximately $13,200 for the year.

Total accounts payable to PEG as of December 31, 2010 amounted to $27,472.

NOTE 5 - COMMITMENTS

The Company entered into a technology services agreement with a vendor providing access to its web-based statement and portfolio management system. The Company pays $5,000 per month for the license to access the system. The services agreement terminates in August 2012. Future payments under the agreement are $60,000 for 2011 and $35,000 for 2012.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had regulatory net capital of $15,700, which was $6,822 in excess of its required minimum of $8,878. The Company's percent of aggregate indebtedness to net capital ratio was 848%.

NOTE 7 - PRIOR PERIOD ADJUSTMENTS

Prior period adjustments have been made to the Company's accumulated deficit as of January 1, 2010, to record the following transactions:

- To reduce accrued expense to a related party for overcharge of the President's salary during 2009.
- To adjust for four duplicate and/or over payments to vendors.

A schedule summarizing the restatement follows:

Accumulated deficit - January 1, 2010, as previously reported	$ (231,519)
Adjust over accrual of expenses paid to a related party	21,311
Adjust duplicate and/or over payments made to vendors	2,242
Accumulated deficit - January 1, 2010, as restated	$ (207,966)

SUPPLEMENTAL SCHEDULES

CENTER STREET SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2010

Net Capital	
Total stockholder's equity from the Statement of Financial Condition	$ 101,335
Nonallowable assets from the Statement of Financial Condition	(85,635)
Net capital	$ 15,700
Total aggregate indebtedness	$ 133,172
Computation of basic net capital requirement	
Net capital requirement	$ 8,878
Excess net capital	$ 6,822
Excess net capital at 1000%	$ 2,383
Percentage of aggregate indebtedness to net capital	848 %

CENTER STREET SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2010

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

CENTER STREET SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2010

The Company is exempt from the requirements of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

CENTER STREET SECURITIES, INC.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

DECEMBER 31, 2010

Reconciliation of the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010)

Net capital, as reported in Company's Part II (unaudited FOCUS report)	$	15,851
Audit adjustments		(151)
Net capital, per audited financial statements	$	15,700

CENTER STREET SECURITIES, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

DECEMBER 31, 2010

Not applicable

CENTER STREET SECURITIES, INC.

MATERIAL INADEQUACIES FOUND TO EXIST
OR FOUND TO HAVE EXISTED

DECEMBER 31, 2010

PERIODIC REPORTING

Condition:
The Company did not have proper processes in place for adjusting and closing its books at various reporting periods during the year. As a result, management adjusted its ledgers and amended filings with FINRA on numerous occasions during the year, prior period adjustments were recorded during the year and there were audit adjustments recommended during the audit, which were approved by management. Collectively, management's adjustments and the recommended audit adjustments were material to the financial statements. The adjustments included entries to:

1. Adjust accounts payable to PEG for over charges by PEG during 2010
2. Adjust the classification of advance payments from representatives
3. Adjust commission income and related receivable to trade date basis
4. Adjust commission expense and related payable to trade date basis
5. Adjust the SIPC accrual

Criteria:
Management is responsible for internal control over the proper recording of transactions in the books and records of the Company for financial reporting purposes so that the financial statements are fairly presented in accordance with generally accepted accounting principles.

Effect:
The adjustments resulted in amendments of the Company's FOCUS reports.

Recommendation:
We recommend that the reporting period-end closing process include a review of the accounting books and records for completeness and accuracy. This process could include the use of external accounting consultants or other experts.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Center Street Securities, Inc.
Nashville, Tennessee

In planning and performing our audit of the financial statements of Center Street Securities, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses, and therefore, there can be no assurance that all material weaknesses have been identified. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Center Street Securities, Inc. as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 24, 2011.

The Company did not have proper processes in place for adjusting and closing its books at various reporting periods during year. As a result, management adjusted its ledgers and amended filings with FINRA on numerous occasions during the year, prior period adjustments were recorded during the year, and there were audit adjustments recommended during the audit, which were approved by management. Collectively, management's adjustments and the recommended audit adjustments were material to the financial statements. The adjustments resulted in amendments of the Company's FOCUS reports. We recommend that the reporting period-end closing process include a review of t he accounting books and records for completeness and accuracy. This process could include the use of external accounting consultants or other experts.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, other than the material inadequacy noted above, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, Stockholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
February 24, 2011

KraftCPAs PLLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Center Street Securities, Inc.
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Center Street Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating Center Street Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Center Street Securities, Inc.'s management is responsible for Center Street Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting, no differences; and
5. Compared the amount of overpayment applied to the current assessment with Form SIPC-7 on which it was originally computer, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
February 24, 2011

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042786 FINRA DEC
CENTER STREET SECURITIES INC 16*16
26 CENTURY BLVD STE 301
NASHVILLE TN 37214-3777

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Anna English (615) 690 3593

2. A. General Assessment (item 2e from page 2) $ 3162.96

B. Less payment made with SIPC-6 filed (exclude interest) (1283.42)

July 23, 2010
Date Paid

C. Less prior overpayment applied (150.00)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1729.54

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1729.54

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Center Street Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Accounting Manager
(Title)

Dated the 16 day of Feb, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DRAFT
2-23-11

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/31, 2010 and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,389,945

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 29,123

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 2,610

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 93,026

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 124,759

2d. SIPC Net Operating Revenues $ 1,265,186

2e. General Assessment @ .0025 $ 3162.96

(to page 1, line 2.A.)

CENTER STREET SECURITIES, INC.
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL SCHEDULES, INDEPENDENT AUDITORS' REPORTS AND INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2010

KraftCPAs
PLLC
Certified Public Accountants and Consultants

CENTER STREET SECURITIES, INC.
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES,
INDEPENDENT AUDITORS' REPORTS
AND
INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2010

CENTER STREET SECURITIES, INC.
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES,
INDEPENDENT AUDITORS' REPORTS
AND
INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2010

CONTENTS